August 30, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (630) 218-4955

Ms. Brenda G. Gujral, President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL   60523

RE: Inland American Real Estate Trust, Inc.
File No. 000-51609
Form 10-K for the year ended December 31, 2006

Dear Ms. Gujral:

We have reviewed your response letter dated August 14, 2007 and have the following comment.

In our comment we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note (1) Organization, page 59

1.   We have read and considered your response to comment one regarding your proposed disclosure of your method of accounting for each of your partially-owned entities that are not VIEs. Please further clarify your future disclosures to remove the language from your current consolidation policy where you say "…the Company consolidates the property if it receives substantially all of the economics or has the direct or indirect ability to make major decisions. Major decisions are defined in the respective joint venture agreements and generally include participating and protective rights such as decisions regarding major leases, encumbering the entities with debt and whether to dispose of the entities."

Since this note is addressing your consolidation policy for non VIEs, the indication that the company consolidates based on economics is confusing. Similarly although the ability to make major decisions by the limited partners in a partnership may preclude consolidation by the general partner under EITF 04-05, your disclosure suggests these rights serve as the basis for consolidation by the limited partners.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant